Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Ascend Acquisition Corp. on Form S-1, Amendment No. 2, File No. 333-180090 of our report dated February 27, 2012 except for Note 11 (b) for which the date is March 13, 2012, which includes an explanatory paragraph as to the company’s ability to continue as a going concern with respect to our audit of the consolidated financial statements of Ascend Acquisition Corp and Subsidiary (a development stage company) as of December 31, 2011 and for the period from January 17, 2011 (Inception) to December 31, 2011, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Melville, New York

June 18, 2012